Exhibit 99.2

HAFNIA LIMITED

(Redomiciled to the Republic of Singapore)
(Company Registration No.: 202440137E)
NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of Hafnia Limited (the “Company”) will be held at 10 Pasir Panjang Road, Mapletree Business City #18-01, Singapore 117438 on Wednesday, 23 September 2026 at 10:00 a.m. (Singapore time) for the purpose of considering and, if thought fit, passing the following resolution:
ORDINARY RESOLUTION
THAT Mr. Mikael Øpstun Skov be and is hereby appointed as a Director of the Company with effect from the date of the EGM.
BY ORDER OF THE BOARD
Mr. Andreas Sohmen-Pao
Chairman of the Board
1 September 2026

EXPLANATORY NOTES:
The Company announced on 30 June 2026 that Mr. Mikael Øpstun Skov will step down as Chief Executive Officer with effect from 1 September 2026.
The Nomination Committee of the Company has considered and recommended the appointment of Mr. Mikael Øpstun Skov, who has consented to act, as a Director of the Company. In making its recommendation, the Nomination Committee took into account Mr. Skov’s instrumental role in establishing the Company’s strategic direction, operational capabilities and key stakeholder relationships. The Nomination Committee is of the view that Mr. Skov’s extensive institutional knowledge, industry experience and strategic insights will continue to contribute meaningfully to the Board and support the Company’s long-term growth and governance.
Please refer to Appendix A of this Notice for details of the recommendation of the Nomination Committee.

IMPORTANT NOTICE:
1.
Only Shareholders registered in the register of members of the Company on the record date for the meeting, being 21 August 2026 shall be entitled to receive this Notice, attend and vote at the meeting in respect of the number of Shares registered in their names at that time.

Every Shareholder entitled to attend and vote at the meeting or any adjournment thereof is entitled to appoint a proxy to attend and vote in his stead on a show of hands or on a poll. A form of proxy is enclosed for this purpose. A proxy does not need to be a Shareholder of the Company. A Shareholder who is entitled to cast two or more votes at the meeting or any adjournment thereof may appoint more than one proxy, provided each proxy is appointed to exercise the rights attached to a different Share or Shares held by such Shareholder.
If properly executed, the Shares issued in the capital of the Company represented by the proxy will be voted in the manner directed by the Shareholder on the form of proxy. The proxy holder shall also have discretion to vote the Shares for or against any amendments to resolutions duly made at the meeting or any adjournment thereof. If no direction is given, the Shares will be voted in favour of the resolutions as recommended by the Board of Directors (including amendments thereto approved by the Board of Directors) when duly presented at the meeting or any adjournment thereof. The proxy holder shall have discretion to vote the Shares on any other matters in furtherance of or incidental to the foregoing or as may otherwise properly come before the meeting or adjournment thereof. Shareholders that have granted a proxy may not vote their Shares at the meeting unless such proxy is revoked.
The form of proxy is enclosed.
2.	The manner in which your Shares may be voted depends on how your Shares are held.
(a)
If you are a holder of Shares which are registered in Euronext Securities Oslo and trading on the Oslo Stock Exchange, you must return the proxy form to DNB Bank ASA, Registrars Department. To be valid, the form of proxy is to be received by DNB Bank ASA, Registrars Department, at its address at Dronning Eufemias gate 30, 0191 Oslo, no later than 21 September 2026 at 4:00 a.m. (Oslo time) or by e-mail at vote@dnb.no no later than the aforementioned date and time.

(b)
If you own Shares of record, meaning that your Shares are represented by book entries in your name so that you appear as a Shareholder on the shareholder register of the Company maintained by Broadridge Corporate Issuer Solutions (“Broadridge”) (i.e., you are a registered shareholder), you must submit your proxy to Broadridge by mail (51 Mercedes Way, Edgewood, NY 11717, USA) in the return envelope provided by Broadridge by no later than 20 September 2026 at 10:00 p.m. (New York time) (proxies received after such time will not be considered).

You also may attend the meeting in person and vote during the meeting. Shareholders of record attending the meeting in person will be given a ballot upon request.
(c)
If you own Shares in “street name”, meaning that your Shares are held by a bank, brokerage firm, or other nominee that is a DTC participant, you are considered the “beneficial owner” of Shares held in “street name,” and you must provide voting instructions through your bank, brokerage firm, or other nominee by returning a voting instruction form received from that institution in accordance with the relevant instructions provided by such institution.

If you own Shares in street name and wish to attend the meeting, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your Shares in order to vote your Shares at the meeting and present your voting information card. Duly appointed proxyholders attending the meeting in person will be given a ballot upon request.

GO GREEN
In an effort to consciously reduce paper waste and contribute towards a greener environment, the Company strongly encourages its Shareholders to opt for a fully paperless form of communication including notice of meetings, proxy voting forms or voting instruction forms. In order to do so, registered Shareholders may contact the Company’s registrars, Broadridge Corporate Issuer Solutions or DNB Bank ASA (as applicable) and/or follow the instructions provided by the registrars with the proxy voting forms and non-registered Shareholders may contact their applicable securities broker holding their Shares.
PERSONAL DATA PRIVACY
By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the meeting and/or any adjournment thereof, a Shareholder of the Company (i) consents to the collection, use and disclosure of the Shareholder’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for the meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the meeting (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, listing rules, take-over rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the Shareholder discloses the personal data of the Shareholder’s proxy(ies) and/or representative(s) to the Company (or its agents or service providers), the Shareholder has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the Shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the Shareholder’s breach of warranty.

APPENDIX A
RECOMMENDATION OF THE NOMINATION COMMITTEE OF HAFNIA LIMITED (THE “COMPANY”) TO THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON 23 SEPTEMBER 2026
NOMINATION COMMITTEE’S COMPOSITION AND MANDATE
The members of the Nomination Committee of Hafnia Limited comprise Ms. Elaine Yew Wen Suen (Chair), Mr. Bjarte Bøe and Ms. Alicia Yik Jie Ting. Ms. Yew and Mr. Bøe were elected effective 22 May 2020, and Ms. Yik was elected effective 14 May 2025. A description of the profiles of the members can be accessed at the Company’s website at http://www.hafnia.com.
The Nomination Committee’s mandate is outlined in the Nomination Committee Guidelines adopted on 22 May 2020 with further amendments adopted at the Special General Meeting on 12 August 2022.
THE WORK OF THE NOMINATION COMMITTEE
The Nomination Committee has met once in January 2026, and has in addition relied on e-mail and telephone conversations to conclude its work. The Nomination Committee has also had dialogue with members of the Board.
The Nomination Committee has reviewed the Board composition having regard to expertise, capacity and diversity, and determined that the Board is functioning well. The Nomination Committee has also reviewed the relationships between the Company and each Director, and determined that a majority of the Directors are independent pursuant to the Norwegian Code of Practice for Corporate Governance and corporate governance standards of the New York Stock Exchange.
BOARD COMPOSITION
The Board of Directors of the Company currently consists of the following members:
Mr. Andreas Sohmen-Pao (Chairman)
Mr. Donald John Ridgway
Mr. Peter Graham Read
Ms. Anand Su Yin
Ms. Tan Chin Hwee, Emily
The profiles of all the Board members can be accessed at the Company’s website at http://www.hafnia.com.
In connection with the Extraordinary General Meeting, the Nomination Committee recommends that Mr. Mikael Øpstun Skov, having consented to act, be appointed as a non-independent director of the Company. Mr. Skov is the founder of the Company and resigned as Chief Executive Officer on 1 September 2026. In making its recommendation, the Nomination Committee took into account Mr. Skov’s instrumental role in establishing the Company’s strategic direction, operational capabilities and key stakeholder relationships. The Nomination Committee is of the view that Mr. Skov’s extensive institutional knowledge, industry experience and strategic insights will continue to contribute meaningfully to the Board and support the Company’s long-term growth and governance.

The Nomination Committee is satisfied that the composition of the Board will remain appropriately balanced following Mr. Skov’s appointment, with a clear majority of the Board comprising independent non-executive directors.
The Nomination Committee provides the following information on Mr. Skov:
Mikael Øpstun Skov (born 1963) was the Chief Executive Officer of Hafnia Limited until 1 September 2026, having assumed the role in 2019 following the merger between Hafnia Tankers and BW Tankers. Mr. Skov was the co-founder and Chief Executive Officer of Hafnia Tankers and has more than 40 years of experience in the shipping industry. Prior to establishing Hafnia Tankers, Mr. Skov spent 25 years at Torm A/S, where he held various positions, including Chief Executive Officer during his final two years with the company. Mr. Skov currently serves as a board member of ZeroNorth A/S, Complexio Limited and Clipper Group Ltd. He most recently served as a board member of Seascale Energy Pte Ltd, having resigned from that position with effect from 1 September 2026. Mr. Skov graduated in Economics and Language from Copenhagen Business School and attended the International Executive Programme at INSEAD.
THE NOMINATION COMMITTEE
1 September 2026

HAFNIA LIMITED
(Redomiciled to the Republic of Singapore)
(Company Registration No.: 202440137E)
FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
I/We,                                                                                                                                                                                               (Name),                                                                                                                                                       (Identification Number, if any), of                                                                                                                                                                                              (Address) being a member/members of HAFNIA LIMITED (the “Company”) holding such shares in the Company set out below as of the record date of the Extraordinary General Meeting, hereby appoint:

Full Name	Address	Identification No.	No. of Shares

and/or (Please delete as appropriate)

or failing him/her, the duly appointed Chairman of the meeting, to be my/our proxy(ies) to vote on my/our behalf at the Extraordinary General Meeting to be held at 10:00 a.m. (Singapore time) on Wednesday, 23 September 2026 and at any adjournment thereof or, in the absence of any such indication or direction, my/our proxy shall vote in favour of the resolutions recommended by the Board of Directors (including amendments thereto approved by the Board of Directors).
I/We desire my/our votes to be cast on the resolution to be proposed at the Extraordinary General Meeting of the members (as set out in the Notice of Extraordinary General Meeting dated 1 September 2026) as indicated below:

RESOLUTION	FOR	AGAINST	ABSTAIN

To appoint Mr. Mikael Øpstun Skov as a Director of the Company.

Dated this                                                                       day of                                                                       2026

Signature(s) or Common Seal of Member(s)
IMPORTANT: PLEASE READ NOTES OVERLEAF BEFORE COMPLETING THIS FORM

IMPORTANT NOTES:
1.
If you own Shares which are registered in Euronext Securities Oslo and trading on Oslo Stock Exchange, to be valid this Form of Proxy is to be received by DNB Bank ASA, Registrars Department, Oslo (“DNB”) no later than 21 September 2026 at 4:00 a.m. (Oslo time). The address of DNB is: DNB Bank ASA, Registrars Department, Dronning Eufemias gate 30, 0191 Oslo, Norway. Alternatively, the Form of Proxy can be sent to DNB Bank ASA by e-mail to vote@dnb.no no later than the aforementioned date and time.

2.
If you own Shares of record, meaning that your Shares are represented by book entries in your name so that you appear as a Shareholder on the shareholder register of the Company maintained by Broadridge Corporate Issuer Solutions (“Broadridge”), you must submit your proxy to Broadridge by mail (51 Mercedes Way, Edgewood, NY 11717, USA) in the return envelope provided by Broadridge by no later than 20 September 2026 at 10:00 p.m. (New York time) (proxies received after such time will not be considered).

3.	If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place.
4.
If you own Shares in “street name”, you must provide voting instructions through your bank, brokerage firm, or other nominee by returning a voting instruction form received from that institution in accordance with the relevant instructions provided by such institution.

5.
If properly executed, the shares issued in the capital of the Company represented by this Form of Proxy (the “Shares”) will be voted in the manner directed by you on the Form of Proxy. The proxy holder shall also have discretion to vote the Shares for or against any amendments to motions duly made at the Extraordinary General Meeting or any adjournment thereof. If no direction is given, the Shares will be voted in favour of the resolutions recommended by the Board of Directors (including amendments thereto approved by the Board of Directors) when duly presented at the Extraordinary General Meeting or any adjournment thereof. The proxy holder shall have discretion to vote the Shares on any other matters in furtherance of or incidental to the foregoing or as may otherwise properly come before the Extraordinary General Meeting or any adjournment thereof.

6.
This Form of Proxy must be signed and dated by or on behalf of the Shareholder. If the Shareholder is a corporation, the Form of Proxy should be signed either by a duly authorised officer or attorney or be completed under its common seal.

7.	Proxies are entitled to vote on a poll or on a show of hands.
8.	Shareholders shall place an “X” in the box indicating the way in which their vote is to be cast.
9.
If a Shareholder wishes to vote for or against the re-appointment of one or more of the Directors, he/she should place an “X” indicating those Directors he/she is voting for or against, as the case may be, in the appropriate space.

10.	Any alterations to this Form of Proxy should be initialled by the Shareholder.
11.
The completion and return of this Form of Proxy will not preclude a Shareholder from attending the Extraordinary General Meeting and voting in person provided that the written notice of intention to attend has been received by DNB or Broadridge, as relevant, in accordance with the Notes of the Notice of Extraordinary General Meeting and the Shareholder has been duly issued with a power of attorney to attend the Extraordinary General Meeting.

12.
By submitting an instrument appointing a proxy(ies) and/or representative(s), the Shareholder accepts and agrees to the personal data privacy terms set out in the Notice of Extraordinary General Meeting dated 1 September 2026.

SCAN TO
VIEW MATERIALS & VOTE

HAFNIA LIMITED
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
P.O. BOX 1342
BRENTWOOD, NY 11717

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 9:59 p.m. Eastern Time on September 20, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 9:59 p.m. Eastern Time on September 20, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T03278-S47794 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

HAFNIA LIMITED

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
1. To appoint Mr. Mikael Øpstun Skov as a Director of the Company.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Proxy Statement is available at www.proxyvote.com.

T03279-S47794

HAFNIA LIMITED
Extraordinary General Meeting of Shareholders
September 23, 2026, at 10:00 a.m. (Singapore Time)
This proxy is solicited by the Board of Directors

The undersigned hereby appoints the Chairman of the meeting, a member of the Board of Directors, the CEO, the General Counsel and the Secretary of the Company and each or any of them, with full power of substitution and power to act alone, as proxies to represent and vote as designated on the reverse side all the ordinary shares of HAFNIA LIMITED which the undersigned would be entitled to vote if personally present and acting at the Extraordinary General Meeting of Shareholders of HAFNIA LIMITED, to be held on September 23, 2026, at 10:00 a.m. (Singapore time), and at any adjournments or postponements thereof.

Continued and to be signed on reverse side